PALE BLUE EARTH, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Pale Blue Earth, Inc.
Park City, Utah

We have reviewed the accompanying financial statements of Pale Blue Earth, Inc., which comprise the balance sheets as of December 31, 2022, and 2021, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Pale Blue Earth, Inc. and to meet our ethical responsibilities, in accordance with relevant ethical requirements related to our review.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 25, 2023

PALE BLUE EARTH, INC.
BALANCE SHEETS
DECEMBER 31, 2022 AND 2021
(unaudited)

ASSETS

	2022	2021
CURRENT ASSETS		
Cash and cash equivalents	$ 398,734	$ 258,624
Cash, restricted	75,307	28,770
Accounts receivable, net	98,977	112,420
Inventory	520,888	562,201
Prepaid expenses and other current assets	27,176	-
TOTAL CURRENT ASSETS	1,121,082	962,015
PROPERTY AND EQUIPMENT		
Property and equipment, net	20,708	-
TOTAL ASSETS	$ 1,141,790	$ 962,015

LIABILITIES AND SHAREHOLDERS' EQUITY

	2022	2021
CURRENT LIABILITIES		
Accounts payable	$ 373,185	$ 379,221
Credit cards payable	116,667	52,557
Accrued expenses	67,066	19,532
Deferred revenue	-	92,858
Inventory financing	2,314	-
TOTAL CURRENT LIABILITIES	559,232	544,168
LONG-TERM LIABILITIES		
Due to related parties	21,340	12,378
Convertible notes	2,084,741	1,031,121
TOTAL LONG-TERM LIABILITIES	2,106,081	1,043,499
TOTAL LIABILITIES	2,665,313	1,587,667
SHAREHOLDERS' EQUITY		
Common stock, see note 7	97	94
Additional paid-in capital - stock compensation expense	48,353	27,525
Accumulated deficit	(1,571,973)	(653,271)
TOTAL SHAREHOLDERS' EQUITY	(1,523,523)	(625,652)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 1,141,790	$ 962,015

See independent accountant's review report and accompanying notes to financial statements.

PALE BLUE EARTH, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
REVENUES	$ 3,275,020	$ 1,815,262
COST OF GOODS SOLD	1,546,809	1,012,870
GROSS PROFIT	1,728,211	802,392
OPERATING EXPENSES		
Sales and marketing	1,325,113	602,278
Research and development	22,862	13,733
Salaries and wages	525,091	237,378
Stock compensation expense	20,831	22,926
Rent expense	40,759	15,686
Legal and professional fees	91,296	108,465
Freight and shipping	450,311	216,865
Insurance expense	26,501	22,784
General and administrative	90,237	47,975
Depreciation expense	292	-
TOTAL OPERATING EXPENSES	2,593,293	1,288,090
NET OPERATING LOSS	(865,082)	(485,698)
OTHER INCOME/(EXPENSES)		
Foreign currency translation loss	-	(79)
Interest expense	(53,620)	(31,843)
TOTAL OTHER INCOME/(EXPENSES)	(53,620)	(31,922)
NET LOSS	$ (918,702)	$ (517,620)

See independent accountant's review report and accompanying notes to financial statements.

PALE BLUE EARTH, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2022 AND 2021
(unaudited)

	Common Stock		APIC - Stock Compensation Expense	Accumulated Deficit	Total
	Shares	Amount			
BEGINNING BALANCE, JANUARY 1, 2021	8,942,500	$ 89	4,603	$ (135,651)	$ (130,959)
Issuance of common stock	480,000	5	-	-	$ 5
Vesting of restricted shares	-	-	22,922	-	$ 22,922
Net loss	-	-	-	(517,620)	$ (517,620)
ENDING BALANCE, DECEMBER 31, 2021	9,422,500	$ 94	$ 27,525	$ (653,271)	$ (625,652)
Issuance of common stock	295,000	3	-	-	$ 3
Vesting of restricted shares	-	-	20,828	-	$ 20,828
Net loss	-	-	-	(918,702)	$ (918,702)
ENDING BALANCE, DECEMBER 31, 2022	9,717,500	$ 97	$ 48,353	$ (1,571,973)	$ (1,523,523)

See independent accountant's review report and accompanying notes to financial statements.

PALE BLUE EARTH, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2022 AND 2021
(unaudited)

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (918,702)	$ (517,620)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	292	-
Stock compensation expense	20,831	22,927
(Increase) decrease in assets:		
Accounts receivable	13,443	(81,873)
Inventory	41,313	(299,042)
Prepaid expenses and other current assets	(27,176)	3,398
Increase (decrease) in liabilities:		
Accounts payable	(6,036)	359,284
Credit cards payable	64,110	39,532
Accrued expenses	47,534	19,183
Accrued interest on convertible notes	55,220	29,435
Deferred revenue	(92,858)	78,454
CASH USED FOR OPERATING ACTIVITIES	(802,029)	(346,322)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for fixed assets	(21,000)	-
CASH PROVIDED BY (USED FOR) INVESTING ACTIVITIES	(21,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of convertible notes	998,400	446,686
Issuance of revenue share agreement, net	2,314	-
Due to related parties, net of repayments	8,962	(51,494)
CASH PROVIDED BY FINANCING ACTIVITIES	1,009,676	395,192
NET INCREASE IN CASH	186,647	48,870
CASH AT BEGINNING OF YEAR	287,394	238,524
CASH AT END OF YEAR	$ 474,041	$ 287,394
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1.   <u>**Summary of Significant Accounting Policies**</u>

The Company
Pale Blue Earth, Inc. (the "Company") was incorporated in the State of Delaware on August 21, 2020. The Company specializes in rechargeable batteries that are fully charged within an hour using the onboard USB-C port. Additionally, each battery contains its own battery management system for fast reliable charging.

Going Concern
Since Inception, the Company has relied on funds from related parties and convertible notes issued to fund its operations. As of December 31, 2022, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2022, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short-term capital, as well as the Company's ability to generate funds through revenue producing activities.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP) requires the use of management's estimates. In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2022, and 2021, the Company held no cash equivalents. As of December 31, 2022, and 2021, the Company held restricted cash balances of $75,307 and $28,770, respectively. The restricted cash balances are attributed to reserve balances held by third party sales platforms.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable (continued)
The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2022, and 2021, the Company believed all amounts in accounts receivable are collectable.

Inventory
Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market. At December 31, 2022 and 2021, inventory consisted of the following:

	2022	2021
Finished Goods	$ 136,343	$ 189,197
Work in Progress	384,545	373,004
Total	$ 520,888	$ 562,201

Property and Equipment
Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Molding equipment is depreciated over three years, while vehicles are depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Income Taxes (continued)
The Company is subject to franchise and income tax filing requirements in the States of Delaware and Utah.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by selling rechargeable batteries. The Company's payments are generally collected upfront. For years ending December 31, 2022, and 2021 the Company recognized $3,275,020 and $1,815,262 in revenue, respectively.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Research and Development
In compliance with ASC 730-10-25, all research and development costs are expensed as incurred. As of December 31, 2022, and 2021, the Company expensed a total of $22,862 and $13,733, respectively.

Stock Compensation Expense
ASC 718, Compensation – Stock Compensation, prescribes accounting and reporting standards for all share-based payment transactions. Transactions include incurring liabilities, or issuing or offering to issue shares, options, and other equity instruments such as employee stock ownership plans and stock appreciation rights. Share-based payments to employees and non-employees, including grants of employee stock options, are recognized as compensation expense in the financial statements based on their fair values at the grant date. That expense is recognized over the period during which an employee is required to provide services in exchange for the award, known as the requisite service period (usually the vesting period).

The Company accounts for stock-based compensation issued to non-employees and consultants in accordance with the provisions of ASC 505-50, Equity – Based Payments to Non-Employees. Measurement of share-based payment transactions with non-employees is based on the fair grant date FV of equity instruments. The fair value of the share-based payment transaction is determined at the earlier of performance commitment date or performance completion date. Share-based compensation expense for the years ended December 31, 2022, and 2021 was $20,831 and $22,927, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2016, the FASB issued ASU 2016-18, *Statement of Cash Flows (Topic 230), Restricted Cash*, or ASU 2016-18. The amendments of ASU 2016-18 were issued to address the diversity in classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows which is currently not addressed under Topic 230. ASU 2016-18 would require an entity to include amounts generally described as restricted cash and restricted cash equivalents with cash and cash equivalents when reconciling the beginning of period and end of period total amounts on the statement of cash flows. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2018 for non-public entities. Early adoption is permitted, and the standard must be applied retrospectively. The adoption of ASU 2016-18 had no material impact on the Company's financial statements and related disclosures.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

New Accounting Pronouncements (continued)
In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-40: Accounting for convertible instruments and contracts in an entity's own equity*. ASU 2020-06 reduces the number of accounting models for convertible debt instruments and convertible preferred stock. Limiting the accounting models results in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. ASU 2020 – 06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020. The adoption of ASU 2020-06 had no material impact on the Company's financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no material impact on the Company's financial statements and related disclosures.

2.   <u>**Commitments and Contingencies**</u>

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   <u>**Property and Equipment**</u>

Property and equipment consisted of the following at December 31, 2022 and 2021:

Property and equipment at cost:	**2022**	**2021**
Molding Equipment	$ 21,000	$ -
	21,000	-
Less: Accumulated depreciation	(292)	-
Total	$ 20,708	$ -

4.   <u>**Convertible Notes**</u>

Between 2020 to 2022, the Company issued several convertible promissory notes for a total of $2,000,00 and $1,000,000 as of December 31, 2022, and 2021, respectively. The notes carry 4% per annum and maturity dates in 2025. Accrued interest related to these notes totaled $84,741 and $31,121 as of December 31, 2022, and 2021, respectively.

The convertible promissory notes are unsecured and are convertible into shares of the Company's preferred stock upon a subsequent qualified financing event of at least $1,000,000, sale of the company or at the maturity date. The notes carry cap amounts up to $10,000,000.

4.   **Convertible Notes (continued)**

In the event of a qualified financing event the notes and accrued interest are convertible into a price per share equal to the lesser of (i) 80% of the price per share paid by the other purchasers of the preferred stock sold in the qualified financing and (ii) an amount obtained by dividing 10,000,0000 by the fully diluted capitalization of the Company. In the event that a qualified financing does not occur, the notes and accrued interest are convertible into the number of shares obtained by dividing 10,000,000 by the fully diluted capitalization of the Company. In the event of a conversion upon change of control, the notes and accrued interest are either due and payable immediately prior to the closing or convert the same way it would upon maturity.

5.   **Due to Related Parties**

Since inception, the majority shareholders of the Company provided funds for $21,340 and $12,378 as of December 31, 2022 and 2021, respectively, to the Company. The funds have no interest or maturity date. Management does not intend to pay back the note within the next year.

6.   **Inventory Financing**

During 2022, the Company signed a inventory financing agreement for $110,000, with 20% interest, and repayment monthly of $19,708. The balance of the agreement at December 31, 2022 was for $2,314.

7.   **Equity**

Common Stock
Under the Company's articles of incorporation, the total number of shares of common stock that the Corporation has authority to issue is 15,000,000 shares, at $0.00001 par value per share. As of December 31, 2022, and 2021, 9,717,500 and 9,422,500 shares have been issued and are outstanding. Of these outstanding shares, a total of 648,917 and 2,437,000 shares are unvested and subject to repurchase by the Company.

Equity Incentive
The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 2,400,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on four years of continuous service and have 10-year contractual terms. Certain option and share awards provide for accelerated vesting. As of December 31, 2022, and 2021, a total of 2,117,500 and 1,822,500 shares, respectively, have been issued under the Plan.

8.   **Going Concern**

These financial statements are prepared on a going concern basis. The Company was incorporated on August 21, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

9.	**Subsequent Events**

Convertible Notes
During 2023, the Company issued several convertible notes for $605,000 with 8% per annum, valuation caps of $14,000,000 and maturity dates in 2025.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,235,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $200,000 in this offering and up to $1,235,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Wefunder Portal, LLC and its wholly owned subsidiaries (the "Intermediary" aka "Wefunder"). The Intermediary will be entitled to receive a 7.5% commission fee.

Managements Evaluation
The Company has evaluated subsequent events through September 25, 2023, the date through which the financial statements were available to be issued. It has been determined that no events require additional disclosure.